Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

December 28, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 28, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Collaborative Investment Series Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of beneficial interest, no par value, of: Fat Tail Risk ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi